UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-13283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION

THREE RADNOR CORPORATE CENTER, SUITE 300

100 MATSONFORD ROAD

RADNOR, PA 19087

Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Penn Virginia Corporation and Affiliated Companies

Employees’ 401(k) Plan

Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Chester, Pennsylvania
June 25, 2009

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value
Cash	$—	$9,975
Common stock	15,788,021	26,476,167
Registered investment company mutual funds	14,270,765	17,442,189
Common/collective funds	3,517,492	2,943,620
Participant loans receivable	410,571	308,736

TOTAL INVESTMENTS	33,986,849	47,180,687
Receivables
Employer contributions	460,420	376,032

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS, at fair value	34,447,269	47,556,719
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	139,817	(33,882)

NET ASSETS AVAILABLE FOR BENEFITS	$34,587,086	$47,522,837

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2008 and 2007

	2008	2007
ADDITIONS TO NET ASSETS
Investment income (loss)
Interest and dividends	$716,770	$1,447,464
Net appreciation (depreciation) in fair value of investments	(17,135,568)	3,589,357

Realized gain (loss) on the sale of investments	(175,094)	1,406,454
TOTAL INVESTMENT INCOME (LOSS)	(16,593,892)	6,443,275
Contributions
Employer	1,698,159	1,429,982
Employee	2,526,195	2,217,603

TOTAL CONTRIBUTIONS	4,224,354	3,647,585
Other activity	—	1,019

TOTAL ADDITIONS (NEGATIVE ADDITIONS)	(12,369,538)	10,091,879
DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	563,047	951,613
Administrative fees	3,166	483

TOTAL DEDUCTIONS	566,213	952,096

NET INCREASE (DECREASE) IN NET ASSETS	(12,935,751)	9,139,783
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	47,522,837	38,383,054

END OF YEAR	$34,587,086	$47,522,837

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Valuation of Investments - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Penn Virginia Corporation and Affiliated Companies (the “Company”) stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1) - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company, the trustee (“VFTC”). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on the contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Investment income is recorded as earned. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Plan Expenses - For the years ended December 31, 2008 and 2007, the Company paid expenses of the Plan in addition to the expenses paid from the participants’ individual accounts.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan. Employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions - Participants were able to contribute up to the lesser of $15,500 or 50% of their annual compensation. The employer matching contributions equaled 100% of the employees’ elective deferral contribution up to 6% of compensation up to $225,000. In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,000. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participation - Employees are eligible to participate in the Plan immediately upon hire. Employees are eligible to receive an employer matching contribution upon attaining one year of service.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral rate at will.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Plan Loans - Active employees may elect to take loans from the Plan at any given time.

As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits - A participant may receive 100% of his/her account balance at termination of employment. In the event of a “qualified emergency,” an active employee may elect a withdrawal from his/her elective deferral contributions.

Voting Rights - Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in his/her account in the trust with respect to all corporate matters upon which the Company’s shareholders are entitled or permitted to vote. Each participant has one vote for each share of stock credited to his account.

Plan Termination - The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

SFAS No. 157 defines fair value based upon an exit price model.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Relative to SFAS No. 157, the FASB issued FASB Staff Positions (FSP) 157-1, 157-2, 157-3 and 157-4. FSP 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delayed the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008, for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-3 addresses considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

The Plan adopted SFAS No. 157 as of January 1, 2008, with the exception of the application of the provisions of FSP 157-2 and FSP 157-4. The impact of adopting SFAS No. 157 was not significant to the 2008 financial statements. The adoption of the provisions of FSP 157-2 and FSP 157-4 is not anticipated to materially impact the amounts reported in the Plan’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which allows measurement of specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings in each period. SFAS No. 159 is effective at the beginning of the fiscal year that begins after November 15, 2007. As of January 1, 2008, the Plan did not elect to value any specified financial instruments or warranty or insurance contracts at fair value. Therefore, the adoption of SFAS No. 159 had no impact on the Plan’s financial statements.

Reclassifications

Certain 2007 amounts have been reclassified to conform to the 2008 presentation.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company’s Board of Directors. The Board of Directors of the Company appointed PNC Bank, N.A. as trustee of the Plan. The Company pays all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the PNC Investment Contract Fund (which is a collective investment fund) are charged to those participants with balances in those funds.

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS

The following presents investments which represent 5% or more of the Plan’s net assets:

	2008		2007
PNC Investment Contract Fund, 1,160,977 shares (2008) and 960,468 shares (2007)	$3,657,309	**	$2,909,738	**

Penn Virginia Corporation common stock, 607,699 shares (2008) and 606,834 shares (2007)	$15,788,021		$26,476,167

Federated Total Return Bond, 338,153 shares (2008) and 183,829 shares (2007)	$3,442,402		$1,966,975	*

*	Represents more than 5% of total net assets for 2008 only
**	Represents contract value which differs from fair value

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE E	FAIR VALUE MEASUREMENTS

SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3
Shares of registered investment companies	$14,270,765	$—	$—
Employer securities	$15,788,021	$—	$—
Common collective trust	$—	$3,517,492	$—
Participant loans receivable	$—	$—	$410,571

Investments in shares of registered investment companies, employer securities and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.

The fair value of participant loans receivable was derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans receivable are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant Loans Receivable
BALANCE AS OF JANUARY 1, 2008	$308,736
Issuances, repayments and settlements, net	101,835

BALANCE AS OF DECEMBER 31, 2008	$410,571

NOTE F	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

For the year ended December 31, 2008:

	Employer	Employee
Total contributions per financial statements	$1,698,159	$2,526,195
Add 2007 contributions receivable	376,032	—
Less 2008 contributions receivable	(460,420)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$1,613,771	$2,526,195

For the year ended December 31, 2007:

	Employer	Employee
Total contributions per financial statements	$1,429,982	$2,217,603
Add 2006 contributions receivable	369,008	53,254
Less 2007 contributions receivable	(376,032)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$1,422,958	$2,270,857

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The following is a reconciliation of the net depreciation in fair value of investments and realized loss on the sale of investments per the financial statements to the Form 5500:

For the year ended December 31, 2008:

	Net Depreciation in Fair Value of Investments	Realized Loss on the Sale of Investments
Total per financial statements	$(17,135,568)	$(175,094)
Difference between the method used in the Form 5500 to calculate realized loss on investments and the method used in the financial statements	—	—

TOTAL PER FORM 5500	$(17,135,568)	$(175,094)

For the year ended December 31, 2007:

	Net Appreciation in Fair Value of Investments	Realized Gain (Loss) on the Sale of Investments
Total per financial statements	$3,589,357	$1,406,454
Difference between the method used in the Form 5500 to calculate realized gain (loss) on investments and the method used in the financial statements	1,462,472	(1,462,472)

TOTAL PER FORM 5500	$5,051,829	$(56,018)

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The following is a reconciliation of the value of common/collective funds per the financial statements to the Form 5500:

	2008	2007
Total per financial statements	$3,517,492	$2,943,620
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	139,817	(33,882)

TOTAL PER FORM 5500	$3,657,309	$2,909,738

NOTE G	PLAN AMENDMENTS

The Plan was amended during the Plan year ended December 31, 2007. The 2007 amendments increased contribution limits and other matters to conform to changes in Internal Revenue Service regulations.

NOTE H	SUBSEQUENT EVENTS

Effective January 1, 2009, the Plan has been amended so that a participant shall be eligible to receive a matching contribution as of the first day of any payroll period, provided that such participant is then making elective deferral contributions to the Plan. In addition, compensation includes all amounts treated as wages for federal income tax purposes, including overtime pay and bonuses.

SUPPLEMENTAL SCHEDULES

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT

Year Ended December 31, 2008

Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1184320, Plan 001

Shares	Description	Cost	Current Value
607,699	Penn Virginia Corporation Stock	$6,729,871	$15,788,021
60,717	American Beacon Lg Cap Value	1,194,198	791,153
84,970	Federated Mid-Cap Index	1,754,099	1,107,155
338,153	Federated Total Return Bond	3,590,213	3,442,402
39,332	Fidelity Advisor Value Strat	1,086,249	510,536
107,728	Fidelity Advisor Div. Int’l	2,180,437	1,303,507
25,839	Fidelity Spartan US Equity Index	1,173,411	824,273
7,755	Janus Advisor International	412,788	208,679
104,409	MFS MA Investors Growth Stock	1,315,446	1,002,331
132,717	Royce Low Price Stock	2,000,446	1,215,692
67,989	T Rowe Ret. 2010 R	1,018,607	756,035
81,695	T Rowe Ret. 2020 R	1,296,602	899,467
81,362	T Rowe Ret. 2030 R	1,408,880	899,867
25,701	T Rowe Ret. 2040 R	437,577	282,710
53,173	T Rowe Growth Stock R	1,531,695	1,010,820
856	T Rowe Ret. 2050 R	6,310	5,273
1,054	T Rowe Ret. Income R	12,912	10,865
1,160,977	PNC Investment Contract Fund	3,317,170	3,517,492
22,428	Penn Virginia 401k Slf	22,428	22,428
N/A	Participant loans, 5% to 8%	N/A	388,143

			$33,986,849

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	61.02			61.02
	Penn VA 401k Slf	102.83			102.83
	Penn VA 401k Slf	21,692.76			21,692.76
	Penn VA 401k Slf		22,081.41	22,081.41
	Penn VA 401k Slf		1,873.58	1,873.58
	Penn VA 401k Slf	22,154.14			22,154.14
	Penn VA 40lk Slf	374,747.32			374,747.32
	Penn VA 401k Slf	8,423.33			8,423.33
	Penn VA 401k Slf		405,326.24	405,326.24
	Penn VA 401k Slf	53.04			53.04
	Penn VA 401k Slf	22,665.51			22,665.51
	Penn VA 401k Slf		22,764.88	22,764.88
	Penn VA 401k Slf	22,927.20			22,927.20
	Penn VA 401k Slf		22,937.38	22,937.38
	Penn VA 401k Slf	307.82			307.82
	Penn VA 401k Slf		269.36	269.36
	Penn VA 401k Slf	28,087.05			28, 087.05
	Penn VA 401k Slf		28,106.62	28,106.62
	Penn VA 401k Slf	58.85			58.85
	Penn VA 401k Slf	35,249.83			35,249.83
	Penn VA 401k Slf		35,265.01	35,265.01

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	58,206.45			58,206.45
	Penn VA 401k Slf		58,246.77	58,246.77
	Penn VA 401k Slf	84.76			84.76
	Penn VA 401k Slf	23,922.70			23,922.70
	Penn VA 401k Slf		24,011.47	24,011.47
	Penn VA 401k Slf	81.67			81.67
	Penn VA 401k Slf		96.01	96.01
	Penn VA 401k Slf	23,666.28			23,666.28
	Penn VA 401k Slf		23,535.63	23,535.63
	Penn VA 401k Slf	2,990.46			2,990.46
	Penn VA 401k Slf		3,081.55	3,081.55
	Penn VA 401k Slf	14.32			14.32
	Penn VA 401k Slf	24,114.39			24,114.39
	Penn VA 401k Slf		24,156.64	24,156.64
	Penn VA 401k Slf	25,536.64			25,536.64
	Penn VA 401k Slf		25,485.21	25,485.21
	Penn VA 401k Slf	1,962.32			1,962.32
	Penn VA 401k Slf		1,920.63	1,920.63
	Penn VA 401k Slf		53.13	53.13
	Penn VA 401k Slf	25,484.48			25,484.48
	Penn VA 401k Slf	25.52			25.52

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	34,119.54			34,119.54
	Penn VA 401k Slf	12.69			12.69
	Penn VA 401k Slf		59,694.26	59,694.26
	Penn VA 401k Slf	25,625.38			25,625.38
	Penn VA 401k Slf		25,629.59	25,629.59
	Penn VA 401k Slf	26,677.26			26,677.26
	Penn VA 401k Slf		26,363.86	26,363.86
	Penn VA 401k Slf	958.86			958.86
	Penn VA 401k Slf		1,269.04	1,269.04
	Penn VA 401k Slf	26,978.64			26,978.64
	Penn VA 401k Slf		26,934.40	26,934.40
	Penn VA 401k Slf	3,006.40			3,006.40
	Penn VA 401k Slf	212.10			212.10
	Penn VA 401k Slf	25,354.78			25,354.78
	Penn VA 401k Slf		28,621.50	28,621.50
	Penn VA 401k Slf	32.57			32.57
	Penn VA 401k Slf	25,015.11			25,015.11
	Penn VA 401k Slf		25,040.07	25,040.07
	Penn VA 401k Slf	12,385.45			12,385.45
	Penn VA 401k Slf		12,358.55	12,358.55
	Penn VA 401k Slf	30,000.00			30,000.00

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf		30,032.20	30,032.20
	Penn VA 401k Slf	10,656.56			10,656.56
	Penn VA 401k Slf		10,656.04	10,656.04
	Penn VA 401k Slf	100,000.00			100,000.00
	Penn VA 401k Slf		99,938.15	99,938.15
	Penn VA 401k Slf	28,854.23			28,854.23
	Penn VA 401k Slf		28,915.08	28,915.08
	Penn VA 401k Slf	36.71			36.71
	Penn VA 401k Slf	33,682.70			33,682.70
	Penn VA 401k Slf		1,963.63	1,963.63
	Penn VA 401k Slf	26,573.67			26,573.67
	Penn VA 401k Slf		26,301.03	26,301.03
	Penn VA 401k Slf	15,544.57			15,544.57
	Penn VA 401k Slf		47,503.53	47,503.53
	Penn VA 401k Slf	907.11			907.11
	Penn VA 401k Slf		908.36	908.36
	Penn VA 401k Slf	25,628.27			25,628.27
	Penn VA 401k Slf		25,629.75	25,629.75
	Penn VA 401k Slf	96.25			96.25
	Penn VA 401k Slf		53.56	53.56
	Penn VA 401k Slf	195.66			195.66

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	47.33			47.33
	Penn VA 401k Slf		253.09	253.09
	Penn VA 401k Slf	25,691.13			25,691.13
	Penn VA 401k Slf		25,790.80	25,790.80
	Penn VA 401k Slf	25,201.21			25,201.21
	Penn VA 401k Slf		25,063.78	25,063.78
	Penn VA 401k Slf		74.66	74.66
	Penn VA 401k Slf	24,557.91			24,557.91
	Penn VA 401k Slf		24,525.74	24,525.74
	Penn VA 401k Slf		93.92	93.92
	Penn VA 401k Slf	23,875.06			23,875.06
	Penn VA 401k Slf		23,876.34	23,876.34
	Penn VA 401k Slf	812.94			812.94
	Penn VA 401k Slf		813.18	813.18
	Penn VA 401k Slf	56,341.32			56,341.32
	Penn VA 401k Slf		22,213.13	22,213.13
	Penn VA 401k Slf	2,500.00			2,500.00
	Penn VA 401k Slf		2,361.27	2,361.27
	Penn VA 401k Slf	4,812.69			4,812.69
	Penn VA 401k Slf		39,032.83	39,032.83
	Penn VA 401k Slf	259.11			259.11

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf		293.35	293.35
	Penn VA 401k Slf	23,233.22			23,233.22
	Penn VA 401k Slf		23,189.90	23,189.90
	Penn VA 401k Slf	1,309.98			1,309.98
	Penn VA 401k Slf		1,235.45	1,235.45
	Penn VA 401k Slf		82.19	82.19
	Penn VA 401k Slf	2.18			2.18
	Penn VA 401k Slf	22,743.87			22,743.87
	Penn VA 401k Slf		22,496.29	22,496.29
	Penn VA 401k Slf		289.86	289.86
	Penn VA 401k Slf	22,316.59			22,316.59
	Penn Virginia Corp Stock	22,081.41			22,081.41
	Penn Virginia Corp Stock	1,873.58			1,873.58
	Penn Virginia Corp Stock	405,326.24			405,326.24
	Penn Virginia Corp Stock	22,764.88			22,764.88
	Penn Virginia Corp Stock		72,428.19	13,147.62		59,280.57
	Penn Virginia Corp Stock	22,937.38			22,937.38
	Penn Virginia Corp Stock		93,093.78	22,185.03		70,908.75
	Penn Virginia Corp Stock		404,272.42	71,639.24		332,633.18
	Penn Virginia Corp Stock	269.36			269.36
	Penn Virginia Corp Stock	28,106.62			28,106.62

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock	35,265.01			35,265.01
	Penn Virginia Corp Stock	58,246.77			58,246.77
	Penn Virginia Corp Stock	24,011.47			24,011.47
	Penn Virginia Corp Stock	96.01			96.01
	Penn Virginia Corp Stock	52.44			52.44
	Penn Virginia Corp Stock		107.71	76.13		31.58
	Penn Virginia Corp Stock	23,535.63			23,535.63
	Penn Virginia Corp Stock		1,963.10	300.88		1,662.22
	Penn Virginia Corp Stock	3,081.55			3,081.55
	Penn Virginia Corp Stock		216.57	28.24		188.33
	Penn Virginia Corp Stock	24,156.64			24,156.64
	Penn Virginia Corp Stock		12,504.35	8,165.36		4,338.99
	Penn Virginia Corp Stock		142,737.07	36,000.61		106,736.46
	Penn Virginia Corp Stock		550,201.25	71,363.95		478,837.30
	Penn Virginia Corp Stock	25,485.21			25,485.21
	Penn Virginia Corp Stock	1,920.63			1,920.63
	Penn Virginia Corp Stock	53.13			53.13
	Penn Virginia Corp Stock		2,180.30	252.76		1,927.54
	Penn Virginia Corp Stock	59,694.26			59,694.26
	Penn Virginia Corp Stock		4,404.57	1,935.67		2,468.90
	Penn Virginia Corp Stock	25,629.58			25,629.58

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		6,791.19	3,728.76		3,062.43
	Penn Virginia Corp Stock	26,363.86			26,363.86
	Penn Virginia Corp Stock		60,219.65	27,759.77		32,459.88
	Penn Virginia Corp Stock		354.13	231.27		122.86
	Penn Virginia Corp Stock	1,268.83			1,268.33
	Penn Virginia Corp Stock	26,934.40			26,934.40
	Penn Virginia Corp Stock	28,621.50			28,621.50
	Penn Virginia Corp Stock	25,040.07			25,040.07
	Penn Virginia Corp Stock	12,358.55			12,358.55
	Penn Virginia Corp Stock		8,523.86	6,251.78		2,272.08
	Penn Virginia Corp Stock	30,032.20			30,032.20
	Penn Virginia Corp Stock	10,656.04			10,656.04
	Penn Virginia Corp Stock	99,938.15			99,938.15
	Penn Virginia Corp Stock		5,752.66	3,728.88		2,023.78
	Penn Virginia Corp Stock		180.73	120.00		60.73
	Penn Virginia Corp Stock		692.94	636.31		56.63
	Penn Virginia Corp Stock	28,915.08			28,915.08
	Penn Virginia Corp Stock		100,000.00	9,338.57		90,661.43
	Penn Virginia Corp Stock		35,000.00	35,549.64		-549.64
	Penn Virginia Corp Stock	26,084.42			26,084.42
	Penn Virginia Corp Stock		33,933.55.	24,329.13		9,604.42

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock	47,462.41			47,462.41
	Penn Virginia Corp Stock	908.36			908.36
	Penn Virginia Corp Stock	25,629.75			25,629.75
	Penn Virginia Corp Stock	53.56			53.56
	Penn Virginia Corp Stock	253.09			253.09
	Penn Virginia Corp Stock	25,790.80			25,790.80
	Penn Virginia Corp Stock	25,063.78			25,063.78
	Penn Virginia Corp Stock		2.80	5.13		-2.33
	Penn Virginia Corp Stock	74.66			74.66
	Penn Virginia Corp Stock	24,525.74			24,525.74
	Penn Virginia Corp Stock		177.24	255.49		-78.25
	Penn Virginia Corp Stock	93.92			93.92
	Penn Virginia Corp Stock	23,876.34			23,876.34
	Penn Virginia Corp Stock		712.33	1,096.44		-384.11
	Penn Virginia Corp Stock	813.18			813.13
	Penn Virginia Corp Stock		2,686.82	4,369.54		-1,682.72
	Penn Virginia Corp Stock	22,213.13			22,213.13
	Penn Virginia Corp Stock	2,361.27			2,361.27
	Penn Virginia Corp Stock	36,852.59			36,852.59
	Penn Virginia Corp Stock	293.35			293.35
	Penn Virginia Corp Stock	23,189.90			23,189.90

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

ASSET TOTALS

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		1,497.62	2,533.75		-1,036.13
	Penn Virginia Corp Stock	1,235.03			1,235.03
	Penn Virginia Corp Stock	82.19			82.19
	Penn Virginia Corp Stock		2,913.90	3,892.63		-978.73
	Penn Virginia Corp Stock	51,524.78			51,524.78
	Penn Virginia Corp Stock		51,524.78	13,404.53		38,120.25
	Penn Virginia Corp Stock	22,496.29			22,496.29
	Penn Virginia Corp Stock	289.86			289.86
	Penn Virginia Corp Stock		565.90	766.45		-200.55
PNC BANK	PMC Investment Contract. Fund	838,785.38	223,539.52	202,492.52	838,785.38	21,047.00
	Federated Total Return Bond	1,794,156.11	147,642.23	152,911.00	1,794,156.11	-5,268.77
	AIM Basic Value	6,825.28	738,295.65	822,427.35	6,825.28	-84,131.70
	Federated Capital Appreciation	0.00	0.00	0.00	0.00
	MFS MA Investors Growth Stock	168,139.71	65,562.46	74,341.77	168,139.71	-8,779.31
	MFS Strategic Growth	0.00	0.00	0.00	0.00
	Janus Adviser Intl Growth)	615,334.76	167,475.98	202,547.23	615,334.76	-35,071.25
	Federated Hid—Cap Index	459,419.81	176,439.06	206,853.85	459,419.81	-30,414.79
	Fidelity Advisor Value Strat	225,190.72	254,254.46	367,758.77	225,190.72	-113,504.31
	Penn Virginia Corp Stock	1,435,884.88	1,595,639.41	363,093.56	1,435,884.88	1,232,545.85
	Penn VA 401k Slf	1,408,879.74	1,388,709.90	1,388,709.90	1,408,879.74
BANK FUND	Loan	175,007.00	93,341.59	93,341.59	175,007.00
	Fidelity Advisor Div Int’l	437,330.58	397,713.24	445,309.52	437,330.58	-47,596.28
	Royce Low Price Stock	475,548.26	320,251.32	380,908.51	475,548.26	-60,657.19
	T Rowe Ret 2010 R	134,411.40	38,544.40	37,976.12	134,411.40	568.28
	T Rowe Ret 2020 R	370,269.89	305,008.62	319,980.17	370,269.89	-14,971.55
	T Rowe Ret 2030 R	207,920.59	61,471.01	64,501.94	207,920.59	-3,030.93
	T Rowe Ret 2040 R	144,637.68	18,628.01	20,569.18	144,637.68	-1,941.17
	T Rowe Ret Income R	6,717 .84	20.65	23.96	6,717.84	-3.31
	T Rowe Growth Stock R	234,149.65	108,495.09	112,325.32	234,149.65	-3,830.23
	Fid Spartan US Equity Index Fd	250,172.89	17,795.35	20,977.31	250,172.89	-3,181.96
	American Beacon Lg Cap Value	1,096,283.20	71,166.31	78,723.41	1,096,283.20	-7,557.10
	T Rowe Ret 2050 R	5,427.57	0.00	0.00	5,427.57

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

Date: June 25, 2009	By:	/s/ Frank A. Pici
Frank A. Pici
Executive Vice President and Chief Financial Officer, Penn
Virginia Corporation
Plan Administrative Committee Member

EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm